Cybin Announces Appointment of Sanford R. Climan as Strategic Advisor

TORONTO, CANADA – June 27, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that Mr. Sanford R. Climan has joined Cybin as a strategic advisor. Mr. Climan is the CEO and founder of Entertainment Media Ventures, Inc., a Los Angeles based advisory and investment company specializing in identifying opportunities in healthcare, technology, and media & entertainment industries.
Widely viewed as a media visionary, Mr. Climan is an active venture investor, board member, and senior advisor to a wide range of transformational companies spanning healthcare, media, and technology. Mr. Climan has held senior management positions in the media and entertainment industry, including serving as Corporate Executive Vice President and President of Worldwide Business Development of Universal Studios, where Mr. Climan oversaw corporate international strategy, strategic marketing and five studio operating divisions. In addition, Mr. Climan served in senior positions in motion picture and television production and distribution at Metro-Goldwyn-Mayer Studios (MGM”) and its affiliated production companies. As a key member of the senior management team at Creative Artists Agency, Mr. Climan led teams working with various Fortune 500 Companies, including Sony Corporation on its acquisition of Columbia Pictures, Matsushita Electric on its acquisition of MCA/Universal, and Credit Lyonnais on its restructuring of MGM.
Mr. Climan holds a Master of Business Administration degree from Harvard Business School, a Master of Science degree in Health Policy and Management from the Harvard T.H. Chan School of Public Health, and a Bachelor of Arts degree in Chemistry from Harvard College. Mr. Climan previously served as a member of the Advisory Committee to the Director of the Centers for Disease Control and Prevention.
Mr. Climan commented, “Cybin is a leader in the development of new therapeutics that have the potential to meaningfully impact the current crisis in mental health and wellness. We need more innovative thinking in healthcare, and I am excited to be joining Cybin’s mission to improve the health and quality of life of people suffering from mental health conditions.”

“Mr. Climan’s impressive background and experience in financial and healthcare industries, particularly in innovative sectors, aligns with Cybin’s mission of developing new, differentiated therapeutics for mental health conditions,” said Doug Drysdale, Chief Executive Officer of Cybin. “We are pleased to have Mr. Climan’s expertise in shaping our strategic initiatives as we continue to advance our clinical-stage programs towards key data catalysts later this year, with the goal of bringing transformative therapies to people in need of improved treatment options.”
About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.
Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the SEC on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com